

Wade Lightheart

Vice President and Director of Education at
BiOptimizers.com

Vancouver, British Columbia, Canada

Message · · ·

BiOptimzers.com

See contact info

500+ connections

Experience

Vice President and Director of Education

BiOptimzers.com

Jul 2014 – Present · 4 yrs 4 mos
World Wide

Direct of Education which entails management of information, product development,
ambassador relations, promotional interviews, public lectures, seminars and media relations.

President

Awesome Health Alliance

May 2012 – Present · 6 yrs 6 mos
Reno, Nevada

The Awesome Health Alliance is a health and wellness company that provides products,
services and business opportunities for individuals interested in improving their health. We also
provide the education materials for people to integrate a new level of understanding on how to
approach health and well-being. Check out my latest book Staying Alive in … See more

Owner

Institute of Advanced Natural Health Sciences

Jan 2009 – Present · 9 yrs 10 mos
Global

We develop, educate, and promote simple practical health & wellness solutions to assist in the
progressive evolution of humanity. www.awesomehealthalliance.com

 ### 6A 2-3 Distributor Enagic Approved Trainer

Enagic USA

2007 – Present · 11 yrs

Skills & Endorsements

Wellness · 99+

Endorsed by **Brian Calderon and 21 others who
are highly skilled at this**

Endorsed by **21 of Wade's colleagues at Enagic
USA Inc.**







Nutrition · 99+

Endorsed by **Lucho Crisalle and 11 others who are highly skilled at this**

Endorsed by **13 of Wade's colleagues at Enagic USA Inc.**

Wellness Coaching · 99+

Endorsed by **Paul Richards and 10 others who are highly skilled at this**

Endorsed by **14 of Wade's colleagues at Enagic USA Inc.**

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Recommendations

Received (0) Given (2)

Jerry Cooper

Jerry Cooper
Publisher of TheWealthAdvisor.Com and DoctorNews.Com
December 12, 2012, Wade was a client of Jerry's

Jerry has provided me excellent recommendations for a variety of business and financial applications for me over the 13 years that I have known him. He routinely provides creative solutions for challenging problems, finds the industries best experts to any challenge, and is quick to respond to any question I have for him. Jerry continues to be a trusted advisor in all of my business and financial interactions.

Dr. Saida Desilets

Dr. Saida Desilets
Do You Desire To Transform Women's Lives? To Enhance Your Current Modality? Join A Global Collaborative? - Message Me!
January 6, 2012, Wade worked with Dr. Saida but at different companies

I have found Saida to be a delightful lady with a loving and bright message around sexuality and how it can be used to bring about personal transformation. Her work is a beautiful combination of traditional Taoist practices merged with modern science sprinkled with with Saida's sparkling presence and infectious personality. I highly recommend her work to anyone looking to explore the deeper aspects of sexuality.